UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, on June 17, 2026, Ohmyhome Limited (the “Company”) entered into a share purchase agreement with Sterling Oat Ltd. (the “Buyer”), pursuant to which the Company sold all of its shares in its wholly-owned subsidiary, Ohmyhome (BVI) Limited, to the Buyer for a purchase price of $1 (the “Divestiture”).

The unaudited pro forma condensed combined financial statements of the Company as of December 31, 2025 and for the years ended December 31, 2025, 2024 and 2023, and the notes related thereto, are filed as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Statements of Ohmyhome Limited as of December 31, 2025 and for the Years Ended December 31, 2025, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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